ARC Group  Worldwide, Inc.

810 Flight Line Blvd

Deland, Florida 32724

February 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Jaskot

RE:                           ARC Group Worldwide, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 20, 2015

File No. 333-200666

Form 10-K for the Fiscal Year Ended June 30, 2014

File No. 001-33400

Dear Ms. Jaskot:

On behalf of ARC Group Worldwide, Inc. (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 27, 2015 with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”) and Form 10-K for Fiscal Year Ended June 30, 2014 (the “2014 10-K”).

For reference purposes, the text of the Staff’s letter has been reproduced herein in italicized, bold type, and we have followed each numbered comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2015

General

1.              We note that you have not yet filed certain exhibits, including the legal opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review them.

Company Response:

The Company will file the remaining exhibits in a subsequent amendment to Form S-1. The Company acknowledges that the Staff will need adequate time to review such materials.

Prospectus Summary, page 1

Competitive Strengths, page 2

Established Customer Base in High Growth Markets, page 2

2.              We note that you have revised your disclosure in this section to list particular customers. Please advise how you determined which customers to include (ex: contribution to revenue) and whether each of the customers listed are considered your “top customers” or “core customers.”

Company Response:

The Company respectfully advises the Staff that it has included customers to whom it makes significant sales.  Although some of these customers individually comprise less than 5% of consolidated sales, management believes they are representative of the industries that we serve, and each of these customers has permitted us to disclose their name.  The Company acknowledges that it has some customers that have higher consolidated sales, but these customers may duplicate industries served, may not be widely recognized names, or may have advised the Company that they are unwilling to have their name disclosed.  Management considers all of the companies that were disclosed to be “top customers.”

3.              We note your revisions in response to comment three of our letter dated December 29, 2014. Please revise your disclosure to address whether the loss of one of your core customers would currently have a material adverse effect regardless of whether you may or may not diversify your customer base in the future. To the extent that any customer(s) is material to your operations, please file any material contracts with such customer(s) as an exhibit to the registration statement.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) to specify that the loss of one of its core customers could have a material adverse effect on its financial position and results of operations as follow:

We had sales to three significant customers for the six month period ended December 28, 2014 and four significant customers for the twelve month period ended June 30, 2014, which represented approximately 25.6%, and 40.0%, respectively, of the Company’s total sales. The concentration of our business with a relatively small number of customers may expose us to a material adverse effect if one or more of these large customers were to experience financial difficulty or were to cease being customer for non-financial related issues. Through acquisitions and organic growth, we seek to diversify both our offerings and our customer base.

In addition, the Company advises the Staff that it does not have contracts with its material customers, and instead fulfills orders based on purchase orders received from these customers.

The Offering, page 6

4.              We note your revised disclosure in response to comment six of our letter dated December 29, 2014. Your disclosure states that you will be required under the Subordinated Credit Facility to use a certain percentage of the net cash proceeds to reduce your senior leverage ratio, including “50% of the balance, if any, of such net cash proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00” According to Section 2.2 of the December 23, 2014 amendment to the Subordinated Credit Facility, it appears that you are required to repay 50% of the balance of any net cash proceeds remaining, regardless of your senior leverage ratio. Please advise and revise as necessary.

Company Response:

The Company respectfully advises the Staff that under the terms of our respective credit facilities, in certain instances when the Senior Leverage Ratio is 2.25:1.00 or lower, the Company would not be required to use the proceeds from an equity offering to pay down Senior or Subordinated debt, so long as such proceeds qualify as “Excluded Contributions” (as defined below) and are utilized towards Permitted Acquisitions or other Investments, Consolidated Capital Expenditures (each as defined in our credit facilities), or other permitted uses.  The following analysis explains the Excluded Contributions exception to prepayment as provided in the credit facilities:

The Amended & Restated Senior Credit Agreement, dated as of November 10, 2014 (the “Senior Credit Agreement”, as amended on December 23, 2014 (the “Amendment” and together with the Senior Credit Agreement, the “Senior Credit Facility”), provides in Section 2.03(b)(v) the following:

On the fifth Business Day after the closing of any offering or sale of Equity Interests by or any capital contribution to the Parent (other than any Excluded Contribution), the Borrowers will prepay the Loans hereunder in an amount equal to (x) 100% of the amount, if any, of such Net Cash Proceeds necessary to reduce the Senior Leverage Ratio to 2.75:1.00 on a Pro Forma Basis, plus (y) 75% of the balance, if any, of such Net Cash Proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00 on a Pro Forma Basis, plus (z) 50% of the balance, if any, of such Net Cash Proceeds remaining.  Notwithstanding the foregoing, the Borrowers will make such prepayments in respect of any Net Cash Proceeds constituting a Cure Amount in an amount equal to 100% of such Net Cash Proceeds. [Emphasis Added]

“Excluded Contribution” under the Senior Credit Facility means (a) the Net Cash Proceeds from any issuance of Equity Interests by the Parent to the Permitted Holders and their Related Parties, (b) any other issuance of Equity Interests by the Parent to the extent that not later than 90 days after any such issuance, such Net Cash Proceeds are applied (i) to finance a Permitted Acquisition or other Investments permitted hereunder or (ii) to finance Consolidated Capital Expenditures, (c) Equity Interests issued to the Parent, any Borrower, any Guarantor or any Subsidiary of a Loan Party, (d) Equity Interests issued to management, employees or directors in connection with equity incentive and similar programs and (e) Equity Interests issued in connection with the exercise of pre-emptive rights. Notwithstanding the foregoing, (i) no Net Cash Proceeds constituting a Cure Amount shall be Excluded Contributions and (ii) the contributions described in clauses (a) and (b) above shall not constitute Excluded Contributions, unless, both before and after giving effect thereto on a Pro Forma Basis, the Senior Leverage Ratio is less than 2.25 to 1.00.   [Emphasis Added]

As such, under the Excluded Contribution exceptions, prepayments of the Senior Credit Facility loans will not be made in connection with the offering to the extent the pro forma Company’s Senior Leverage Ratio is less than 2.25:1.00 and the available proceeds thereof are utilized within 90 days to (i) finance a Permitted Acquisition or other Investments; or (ii) to finance Consolidated Capital Expenditures.

Similarly, in the Subordinated Credit Agreement, dated as of November 10, 2014 (the “Subordinated Credit Agreement”), as amended on December 29, 2014 (the “Subordinated Amendment” and together with the Subordinated Credit Agreement, the “Subordinated Credit Facility”) Section 2.03(b)(v)  provides the following:

“(v) Subject to the terms of the Senior Subordination Agreement, on the fifth Business Day after the closing of any offering or sale of Equity Interests by or any capital contribution to the Parent (other than any Excluded Contribution), after satisfaction of the mandatory prepayment requirement set forth in Section 2.03(b)(v) in the Senior Loan Agreement, the Borrowers will prepay the Term Loan hereunder in an amount equal to (x) 25% of amount, if any, of such Net Cash Proceeds, necessary to reduce the Senior Leverage Ratio to 2.25 to 1.00 on a Pro Forma Basis, plus (y) 50% of the balance, if any, of such Net Cash Proceeds.  Notwithstanding the foregoing, the Borrowers will make such prepayments in respect of any Net Cash Proceeds constituting a Cure Amount in an amount equal to 100% of such Net Cash Proceeds.”

“Excluded Contribution” under the Subordinated Credit Facility means (a) the Net Cash Proceeds from any issuance of Equity Interests by the Parent to the Permitted Holders and their Related Parties, (b) any other issuance of Equity Interests by the Parent to the extent that not later than 90 days after any such issuance, such Net Cash Proceeds are applied (i) to finance a Permitted Acquisition or other Investments permitted hereunder or (ii) to finance Consolidated Capital Expenditures, (c) Equity Interests issued to the Parent, any Borrower, any Guarantor or any Subsidiary of a Loan Party, (d) Equity Interests issued to management, employees or directors in connection with equity incentive and similar programs and (e) Equity Interests issued in connection with the exercise of pre-emptive rights.  Notwithstanding the foregoing, (i) no Net Cash Proceeds constituting a Cure Amount shall be Excluded Contributions and (ii) the contributions described in clauses (a) and (b) above shall not constitute Excluded Contributions, unless, after giving effect to prepayments made in accordance with Section 2.03(v) with such Net Cash Proceeds, on a Pro Forma Basis, the Senior Leverage Ratio is less than 2.25:1.00. [Emphasis Added]

As such, prepayments of the Subordinated Credit Facility loans will not be made in connection with the offering to the extent that, after satisfaction of the prepayment obligations under the pro forma Senior Credit Facility, the Company’s Senior Leverage Ratio is less than 2.25:1.00 and the available proceeds thereof are utilized within 90 days to (i) finance a Permitted Acquisition or other Investments; or (ii) to finance Consolidated Capital Expenditures.

Risk Factors, page 10

Political instability in international markets and interruptions in timely and cost-efficient…, page 21

5.              We note your disclosure that “[i]n particular, political instability in these areas [Germany, South Korea, the United Kingdom and Japan] could negatively affect our ability to secure uninterrupted supplies of materials. Please describe the particular political instability and unstable neighboring countries you are referring to.

Company Response:

The Company acknowledges Staff’s comment and, upon further analysis, has revised its disclosure in Amendment No. 2 to delete the following from the risk factor:

In particular, political instability in these areas could negatively affect our ability to secure uninterrupted supplies of materials.  Both internal instability and external threats from unstable neighboring countries could adversely impact the ability of our overseas suppliers to maintain normal supplies.

The Company believes that the mention of “geopolitical risks” in the risk factor “if contract manufacturers that we rely on encounter production, quality, financial or other difficulties, we may experience difficulty in meeting customer demands” adequately addresses the Company’s concern regarding political instability.  The Company also has changed “contract manufacturers” in the title and content of the risk factor to “suppliers.”

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements

Note 3 — Business Combinations, page 47

6.              We note your response to comment 23 from our letter dated December 29, 2014. So that we may better understand the nature and magnitude of any measurement period adjustments you made related to the ATC and Kecy acquisitions, please address the following:

•                  Show us how you will revise your disclosures in the next quarterly filing on Form 10-Q to reconcile the change in valuation from the amounts presented in your Form 8-K/A to the amounts as of December 29, 2014. In doing so, please differentiate between adjustments reflected in your audited financial statements as of June 30, 2014 and any adjustments made afterwards; and

•                  Your response indicates that some of these adjustments to assets and liabilities were the result of audit adjustments to ATC’s historical books. Please quantify and separately explain each of those adjustments and explain how you determined it was appropriate to include these changes within the measurement period adjustments.

Company Response:

The Company acknowledges the Staff’s comment.  In accordance with ASC 805-10-25-14, during the measurement period, the Company obtained additional information about the assets acquired and liabilities assumed that existed as of the acquisition date.  In accordance with ASC 805-10-25-13, the Company retrospectively adjusted the provisional amounts recognized as of the acquisition date to reflect the new information.  The Company has revised its disclosure in its Form 10-Q for the quarter ended December 28, 2014, to reconcile the change in valuation for the acquisitions of ATC and Kecy from the amounts presented in its Forms 8—K/A to the amounts at December 28, 2014 as follows:

ATC

The fair values of acquired assets and liabilities were revised from the estimated values initially filed on Form 8-K/A on June 24, 2014 as a result of the Company’s normal process for determining the fair value of acquired assets and assumed liabilities.  Revisions were made primarily to assign fair values to acquired intangible assets of $15.8 million and property and equipment of $1.5 million that had previously been provisionally recorded as goodwill.  Other adjustments made to current assets, totaling $1.4 million, and current liabilities, totaling $1.3 million, resulted from the same normal process for determining fair values of acquired assets and assumed liabilities.  During the quarter ended September 28, 2014, the Company revised the fair values of current liabilities assumed and goodwill by $40 thousand.

Kecy

The fair values of acquired assets and liabilities were revised from the estimated values initially filed on Form 8-K/A on September 8, 2014 as a result of the Company’s normal process for determining the fair value of acquired assets and assumed liabilities.  Revisions were made primarily to assign fair values to acquired intangible assets of $4.1 million that had previously been provisionally recorded as goodwill.  Other adjustments made to current assets, totaling $(1.5) million, and current liabilities, totaling $(0.6) million, resulted from adjustments from the same normal process for determining fair values of acquired assets and assumed liabilities.  During the three month period ended December 28, 2014, the Company revised the fair value of inventory and goodwill by $925 thousand.

Consolidated Financial Statements

Note 9 — Goodwill, Intangibles and Other Long-Lived Assets, page 52

7.              We note your response to comment 24 from our letter dated December 29, 2014 in which you state that, in future filings, you intend to disclose the weighted average amortization period by major intangible asset class. Please confirm that in periods when you acquire intangible assets, you will also disclose the weighted average amortization period for intangible assets acquired in total. Please also confirm that you will disclose the amount of intangible assets assigned to each major intangible asset class. Please refer to ASC 350-30-50-1(a) and (b).

Company Response:

The Company will comply with the disclosure requirements of ASC 350-30-50-1 (a) and (b) regarding identifiable intangible assets acquired.  More specifically, the Company will disclose the weighted average amortization period by major intangible asset class.  When intangible assets are acquired, the Company will disclose the weighted average amortization period for intangible assets acquired in total.

In connection with responding to Staff’s comments, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing disclosures are responsive to the Staff’s comments and we look forward to resolving any further outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to the undersigned at 212-231-3900 or via email to dkelley@arcgroupworldwide.com.  You may also contact our counsel, Travis L. Gering, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Drew M. Kelley
Drew M. Kelley
Chief Financial Officer

Cc:                             Jason T. Young, Chairman and Chief Executive Officer

Travis L. Gering, Esq.